GAMBLING.COM GROUP LIMITED

22 Grenville Street, St. Helier

Channel Island of Jersey JE4 8PX

July 16, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	REQUEST FOR ACCELERATION OF EFFECTIVENESS

Gambling.com Group Limited (CIK No. 0001839799)

Registration Statement on Form F-1 (File No. 333-257403)

Ladies and Gentlemen:

Pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, the undersigned registrant hereby respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:00 p.m. Eastern Daylight Time on Tuesday, July 20, 2021 or as soon thereafter as is practicable. In connection with the Registration Statement, the underwriters join in this request for acceleration by separate letter.

Please contact Jessica Y. Chen at (212) 819-8503 or Charlotte Lan at (212) 819-8642 of White & Case LLP with any questions and please notify one or more of them when this request for acceleration has been granted.

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Sincerely,

GAMBLING.COM GROUP LIMITED

By:	/s/ Charles Gillespie
Name:	Charles Gillespie
Title:	Chief Executive Officer